FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of October 2009.

Total number of pages: 5

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Announces Differences between Projected and Actual Financial Results for First-Half FY2009 and Raises Full-Year FY2009 Guidance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2009
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on October 26, 2009 in Kyoto, Japan

Nidec Announces Differences between Projected and Actual Financial Results for First-Half FY2009 and Raises Full-Year FY2009 Guidance

Nidec Corporation (the “Company”)(NYSE: NJ) today announced differences between its financial forecast for the six months ended September 30, 2009 (announced on July 24, 2009) and the actual financial results released today. In this connection, the Company has also revised its financial forecast for the fiscal year ending March 31, 2010.

The details are as follows.

1.	Differences between Projected and Actual Financial Results for Six Months Ended September 30, 2009 (U.S. GAAP)

From April 1, 2009 to September 30, 2009 (Millions of yen, except per share amounts and percentages)
	For the six months ended September 30, 2009
					For the six months
	Forecast (as of				ended September 30,
	July 24, 2009)	Actual	Change (amount)	Change (%)	2008
Net sales	250,000	268,743	18,743	7.5	363,276
Operating income	20,000	28,321	8,321	41.6	40,778
Income from continuing operations before income taxes	18,000	22,474	4,474	24.9	43,379
Net income (attributable to the Company)	12,000	13,788	1,788	14.9	27,840
Earnings per share (attributable to the Company)	86.15	98.99	—	—	192.06

2.	Revised Consolidated Financial Forecasts (U.S. GAAP) for the Year Ending March 31, 2010

From April 1, 2009 to March 31, 2010 (Millions of yen, except per share amounts and percentages)
	For the year ending March 31, 2010
	Previous forecast				For the year ended
	(July 24, 2009)	Revised Forecast	Change (amount)	Change (%)	March 31, 2009
Net sales	550,000	570,000	20,000	3.6	610,803
Operating income	50,000	58,000	8,000	16.0	52,015
Income from continuing operations before income taxes	47,000	55,000	8,000	17.0	47,270
Net income (attributable to the Company)	30,000	35,000	5,000	16.7	28,353
Earnings per share (attributable to the Company)	215.38	251.27	—	—	197.42

3.	Factors behind the Differences between Projected and Actual Six Months Results and Reasons for Revising Full-year Forecast

The Company’s sales and profits increased beyond the previous expectations during the six months ended September 30, 2009, reflecting a fast-paced recovery in sales from the main operations (“small precision motors” and “electronic and optical components”) and a tangible progress in the continuing profitability reform project (WPR™). Consolidated operating margin substantially improved to 12.4% in the second quarter (July-September quarter) from 11.8% in the same period of the previous year.

The Company now expects higher full-year sales and profits and has revised upward its financial forecast for the year ending March 2010 in a manner that reflects the stated progress during the first six months of fiscal 2009.

Notes:
(1)	The provided financial forecast assumes an exchange rate of 90 yen against the U.S. dollar for the second half of fiscal 2009.

(2)	In accordance with ASC205-20 “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No.144 “Accounting for the Impairment or Disposal of Long-lived Assets”), part of the prior-period statements have been retrospectively restated to reflect the reclassification of discontinued operations.

(3)	The Company adopted ASC 810 “Consolidation” (formerly SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”) as of April 1, 2009. Accordingly, the line of item previously titled “Net income” has been renamed “Net income attributable to Nidec Corporation.

Disclaimer Regarding Forward-looking Statements
This press release material contains forward-looking statements including expectations, judgement, plans, and strategies. The forward-looking statements are based on management’s assumptions and belief in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include, but are not limited to: fluctuation of currency exchange rates, overall supply and customer demand in the motor industry, product development and production capabilities, performance of affiliated companies, and other risks and uncertainties. Nidec undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements are made.

WPR was named by Shigenobu Nagamori of NIDEC CORPORATION based on his unique business management method in 2008.

WPR™ is a trademark of NIDEC CORPORATION in Japan.

WPR © Shigenobu Nagamori NIDEC CORPORATION 2008

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